Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-122619

333-122619-01

333-122619-02

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333-122619-06

333-122619-07

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333-122619-25

PROSPECTUS SUPPLEMENT NO. 7

(To Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005, Prospectus Supplement No. 3 dated August 9, 2005, Prospectus Supplement No. 4 dated September 16, 2005, Prospectus Supplement No. 5 dated October 11, 2005 and Prospectus Supplement No. 6 dated October 20, 2005)

ACCELLENT CORP.

$175,000,000

SERIES B 10% SENIOR SUBORDINATED NOTES DUE 2012

Recent Developments

This Prospectus Supplement contains a current report on Form 8-K of Accellent Corp. filed with the Securities and Exchange Commission on October 24, 2005.

This Prospectus Supplement, together with the Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005, Prospectus Supplement No. 3 dated August 9, 2005, Prospectus Supplement No. 4 dated September 16, 2005, Prospectus Supplement No. 5 dated October 11, 2005 and Prospectus Supplement No. 6 dated October 20, 2005, will be used by Credit Suisse First Boston LLC and its affiliates in connection with offers and sales in market-making transactions in the notes effected from time to time. Credit Suisse First Boston LLC may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from the sale of such securities.

The date of this Prospectus Supplement is October 24, 2005.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 21, 2005

Accellent Corp.

(Exact Name of Registrant as Specified in Charter)

Colorado	333-118675	91-2054669
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 West 7th Avenue, Suite 200, Collegeville, PA 19426-0992

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (610) 489-0300

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events.

On October 21, 2005, Accellent Corp. issued a press release announcing that it had commenced a tender offer and consent solicitation for any and all of its 10% Senior Subordinated Notes due 2012.  A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits.

(a)                                  Not applicable.

(b)                                 Not applicable.

(c)                                  Exhibits.

Exhibit No.	Exhibit Description

99.1	Press release dated October 21, 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCELLENT CORP.

Date: October 24, 2005	By:	/s/ Stewart A. Fisher
	Name:	Stewart A. Fisher
	Title:	Chief Financial Officer, Vice President, Treasurer and Secretary

3

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release dated October 21, 2005.

4

Exhibit 99.1

Investor Contact:	Media Contact Information:
Stewart A. Fisher	Nanette Pietroforte
EVP and CFO	FischerHealth, Inc.
(978) 570-6820	(310) 577-7870, ext. 161
stewart.fisher@accellent.com	npietroforte@fischerhealth.com

For Immediate Release

Accellent Corp. Announces Cash Tender Offer and Consent Solicitation for
All of Its Outstanding 10% Senior Subordinated Notes Due 2012

Wilmington, MA (October 21, 2005) - Accellent Corp. (“Accellent”) today announced that, in connection with the previously announced Agreement and Plan of Merger, dated as of October 7, 2005 (the “Merger Agreement”), between Accellent Inc. (our parent) and Accellent Acquisition Corp., an entity controlled by affiliates of Kohlberg Kravis Roberts & Co. L.P., Accellent has commenced a cash tender offer and consent solicitation for any and all of its outstanding 10% Senior Subordinated Notes due 2012 (the “Notes”) (CUSIP No. 58455RAB4).  The noteholder (“Holder”) consents are being solicited to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions in the indenture governing the Notes.

The tender offer is being made upon the terms, and subject to the conditions, set forth in the Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase”), and related Consent and Letter of Transmittal (the “Letter of Transmittal”), both dated October 21, 2005, which more fully set forth the terms of the tender offer and consent solicitation.

The tender offer is scheduled to expire at 5:00 p.m., New York City time, on November 21, 2005, unless extended by Accellent.  The consent solicitation is scheduled to expire at 5:00 p.m., New York City time, on November 3, 2005 (the “Consent Date”), unless extended by Accellent.  Holders of the Notes may withdraw their tenders prior to 5:00 p.m. New York City time on the Consent Date, as such date may be extended, but not thereafter, except as may be required by law or as otherwise provided in the Offer to Purchase.

Subject to the terms and conditions of the tender offer and consent solicitation, Accellent will pay the “Total Consideration” to the Holders who properly tender their Notes and deliver their consents to the proposed amendments at or prior to the Consent Date.  The Total Consideration is comprised of (1) the Tender Offer Consideration (as defined below) and (2) the Consent Payment (as defined below).

Holders who provide consents to the proposed amendments described in the Offer to Purchase and Letter of Transmittal will receive a consent payment (the “Consent Payment”) of $30.00 per $1,000 principal amount of Notes tendered and accepted for purchase pursuant to the offer if they provide their consents on or prior to 5:00 p.m. New York City time on the Consent Date, unless such date is extended.  The tender offer consideration (the “Tender Offer Consideration”) for each $1,000 principal amount of Notes validly tendered and accepted for purchase and not validly withdrawn will be determined at 10:00 a.m. New York City time on November 4, 2005 based on the present value of the Notes (minus accrued interest) as of the payment date, assuming each $1,000 principal amount of the Notes would be redeemed on July 15, 2008 at a redemption price of $1,050.00, and the present value of the interest that would be paid on the Notes so tendered from and not including the payment date up to and including July 15, 2008, in each case, determined in accordance with standard market practice by reference to a rate equal to 50 basis points over the yield on the 4.125% U.S. Treasury Note due August 15, 2008, minus the Consent Payment of $30.00 per $1,000 of principal amount of Notes. Holders who tender their Notes prior to the Consent Date will be entitled to receive the Consent Payment. Holders who tender their Notes after the Consent Date will not receive the Consent Payment. Holders who properly tender also will be paid accrued and unpaid interest, if any, from the last interest payment date up to, but not including, the payment date.

A Holder’s tendering of Notes will be deemed to constitute delivery of that Holder’s consent to the proposed amendments.  Holders of Notes may not tender their Notes without delivering their consents to the proposed amendments, and Holders may not deliver their consents without tendering their Notes.

The obligations to accept for purchase and to pay for Notes in the tender offer are conditioned on, among other things:

•                  satisfaction or waiver of the conditions to the closing of the merger (the “Merger”) and transactions contemplated by the Merger Agreement, and

•                  the receipt of consents to the proposed amendments from the holders of a majority of the aggregate principal amount of outstanding Notes (the “Requisite Consents”), and the execution of a supplemental indenture to the indenture governing the Notes to reflect such approved amendments.

There is no guarantee that the Merger will be completed.  Completion of the Merger is subject to customary closing conditions, including adoption of the Merger Agreement by Accellent Inc.’s stockholders and the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  If all of the other conditions to the Merger are satisfied, under the terms of the existing financing commitment letters, the Merger can be consummated even if the tender offer is not consummated and the Requisite Consents are not obtained through a covenant defeasance of the Notes in accordance with the terms of the indenture governing the Notes.

Accellent has engaged Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. as dealer managers for the tender offer and solicitation agents for the consent solicitation.  Questions regarding the tender offer and consent solicitation may be directed to Credit Suisse First Boston LLC at (800) 820-1653 (U.S. toll-free) or (212) 538-0652 (collect) or J.P. Morgan Securities Inc. at (866) 834-4666 (U.S. toll-free) or (212) 834-3424 (collect).

Requests for documentation should be directed to MacKenzie Partners, Inc. at (212) 929-5500 (collect), the information agent for the tender offer and consent solicitation.

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of a consent with respect to any of the Notes.  The tender offer and consent solicitation are being made solely by means of the Offer to Purchase and Letter of Transmittal.  The tender offer and consent solicitation are not being made to Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In any jurisdiction in which the tender offer and consent solicitation are required to be made by a licensed broker or dealer, they shall be deemed to be made by Credit Suisse First Boston LLC or J.P. Morgan Securities Inc. on behalf of Accellent.

About Accellent:

Accellent provides fully integrated contract manufacturing and design services to medical device manufacturers in the cardiology, endoscopy and orthopaedic markets. Accellent has broad capabilities in design and engineering services, precision component fabrication, finished device assembly and complete supply chain management. This enhances customers’ speed to market and return on investment by allowing companies to refocus internal resources more efficiently. For more information please visit www.accellent.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. All statements other than statements of historical facts included in this press release constitute forward-looking statements.  You are cautioned that these forward-looking statements and the Company’s business and operations involve risks and uncertainties. Important factors that can cause actual results to differ materially from Accellent’s expectations are disclosed in the risk factors contained in the Accellent’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2005 and in subsequent periodic and current reports filed from time to time by Accellent with the SEC. All forward-looking statements are expressly qualified in their entirety by such risk factors.

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